UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 13, 2026, LogProstyle Inc. (the “Company”) issued a press release announcing its results of operations for the fiscal year ended March 31, 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Also on July 13, 2026, the Company issued a press release announcing that the Company’s Board of Directors, at a meeting held on July 13, 2026, declared a cash dividend of US$0.046 per share, or US$1,086,047 in the aggregate. The cash dividend will be paid in installments on the respective payment dates to shareholders of record as of the close of business on each of the following record dates, with the shares trading ex-dividend on those same record dates.

Applicable quarter	Record date	Payment date	Dividend payable
FQ1	July 31, 2026	August 31, 2026	US$	0.0115
FQ2	September 30, 2026	October 30, 2026	US$	0.0115
FQ3	December 31, 2026	January 29, 2027	US$	0.0115
FQ4	March 31, 2027	April 30, 2027	US$	0.0115

A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Beginning on July 13, 2026, the Company’s management will deliver the investor presentation attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information herein, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth herein shall not be deemed an admission as to the materiality of any information set forth herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the issuer, dated July 13, 2026, announcing results of operations for the fiscal year ended March 31, 2026.
99.2	Press release of the issuer, dated July 13, 2026, announcing declaration of dividend.
99.3	Investor presentation of the issuer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: July 13, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director